Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Optimization Securities linked to the S&P 500 Index	$22,572,520	$692.98
Return Optimization Securities linked to the Dow Jones EURO STOXX 50 Index	$1,932,060	$59.31
Return Optimization Securities linked to the Nasdaq-100 Index	2,809,460	$86.25
Return Optimization Securities linked to the Nikkei 225 Index	$4,414,290	$135.52
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-132747 Dated November 27, 2007

Return Optimization Securities

Offering Potential Enhanced Returns in a Moderate-Return Environment

UBS AG $22,572,520 Securities linked to the S&P 500® Index due May 29, 2009
UBS AG $1,932,060 Securities linked to the Dow Jones EURO STOXX 50® Index due May 29, 2009
UBS AG $2,809,460 Securities linked to the Nasdaq-100 Index® due May 29, 2009
UBS AG $4,414,290 Securities linked to the Nikkei® 225 Index due May 29, 2009

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the applicable index return is positive, at maturity you will receive your principal plus, depending on the index, either 3 times or 5 times the index return, up to the applicable maximum gain, providing you with an opportunity to outperform the index. If the applicable index return is negative, at maturity you will receive your principal reduced by that negative index return. Investing in a ROS is subject to significant risks, including potential loss of principal, the limit on appreciation at maturity and the credit risk of UBS.

Features
☐	Potential to enhance returns in a moderate-return environment
☐	3x or 5x leverage up to the applicable maximum gain on the ROS while maintaining 1-to-1 downside exposure at maturity
☐	Your choice of four securities to meet your portfolio needs

Key Dates

Trade Date	November 27, 2007
Settlement Date	November 30, 2007
Final Valuation Date*	May 26, 2009
Maturity Date*	May 29, 2009
*	Subject to postponement in the event of a Market Disruption Event, as defined in the Product Supplement.
Security Offerings

We are offering four separate series of ROS. Each series is linked to a particular index with a specified maximum gain. The indicative maximum gain for each series and the corresponding maximum payment at maturity are listed below. The performance of each series will not depend on the performance of any other index or series.

Series	Index Symbol(1)	Multiplier	Maximum Gain	Maximum Payment at Maturity per $10 Security	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	3x	26.00%	$12.60	902623834	US9026238348
ROS linked to the Dow Jones EURO STOXX 50® Index	SX5E	3x	29.00%	$12.90	902623818	US9026238181
ROS linked to the Nasdaq-100 Index®	NDX	3x	28.25%	$12.825	902623826	US9026238264
ROS linked to the Nikkei® 225 Index	NKY	5x	31.85%	$13.185	902623792	US9026237928
(1)	Bloomberg L.P.

See “Additional Information about UBS and the ROS” on page 2. Each series of ROS offered will have the terms specified in the ROS product supplement and accompanying prospectus, as supplemented by the Index supplement and this Pricing Supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-9 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative index return will result in a payment at maturity of less than $10 per ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Series of Securities	Price to Public	Underwriting Discount	Proceeds to UBS AG
Securities Linked to the S&P 500® Index Per Security	100%	1.75%	98.25%
Total	$22,572,520	$395,019.10	$22,177,501
Securities Linked to the Dow Jones EuroStoxx 50® Index
Per Security	100%	1.75%	98.25%
Total	$1,932,060	$33,811.05	$1,898,249
Securities Linked to the Nasdaq-100 Index® Per Security	100%	1.75%	98.25%
Total	$2,809,460	$49,165.55	$2,760,294.5
Securities Linked to the Nikkei 225® Index Per Security	100%	1.75%	98.25%
Total	$4,414,290	$77,250	$4,337,040

UBS Investment Bank	UBS Financial Services Inc.

Pricing Supplement dated November 27, 2007.

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the ROS, which we refer to as the “ROS product supplement”, and an Index supplement for various series of securities we may offer, including the ROS, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS product supplement and the Index supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS dated September 11, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000123/v087400_69031-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” refers to each series of Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated September 11, 2007, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The securities of one or more series may be suitable for you if:

♦	You believe that the applicable index will appreciate moderately—meaning that you believe such index will appreciate over the term of the securities, although such appreciation is unlikely to exceed the indicative maximum gain at maturity applicable to such series
♦	You are willing to make an investment that is exposed to the full downside performance risk of the applicable index
♦	You are willing to forego dividends paid on the stocks included in the applicable index
♦	You do not seek current income from this investment
♦	You are willing to hold the securities to maturity

The securities of any series may not be suitable for you if:

♦	You do not believe the applicable index will appreciate over the term of the securities, or you believe the index will appreciate by more than the indicative maximum gain at maturity applicable to such series
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the applicable index
♦	You seek an investment that is exposed to the full potential appreciation of the applicable index, without a cap on participation
♦	You prefer to receive the dividends paid on any stocks included in the applicable index
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the securities to maturity
♦	You seek an investment for which there will be an active secondary market

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per ROS
Term	18 months
Multiplier	3 or 5*
Payment at Maturity (per $10)	If the Index Return is equal to or greater than the applicable maximum gain, you will receive:
  $10 + ($10 × maximum gain)
If the Index Return is positive but less than the applicable maximum gain, you will receive:
  $10 + ($10 × Multiplier* × Index Return), subject to the maximum gain
If the Index Return is zero or negative,
you will receive:
  $10 + ($10 × Index Return)
In this case, you may lose all or a substantial portion of your principal.
Index Return	Index Ending Level - Index Starting Level Index Starting Level
Index Starting Level	The closing level of the applicable Index on the Trade Date
Index Ending Level	The closing level of the applicable Index on the Final Valuation Date

The performance of each series of ROS will depend on the performance of the index to which such series is linked and will not depend on the performance of any other index or series of ROS.

Determining Payment at Maturity for Each Series per $10 Security

*	The series of ROS linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nasdaq-100 Index®, respectively, have a Multiplier of 3; the series of ROS linked to the Nikkei® 225 Index has a Multiplier of 5.

Key Risks

An investment in any series of ROS involves significant risks. Some of the risks that apply to each series of ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Full market risk — You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the applicable index (as measured by the applicable index return). For every 1% decline in such index, you will lose 1% of your principal at maturity.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the maximum gain even if the applicable index return is greater than the maximum gain.
♦	Credit of issuer — An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.
♦	No interest or dividends — You will not receive any interest or dividend payments.
♦	ROS not the same as the index — Owning the ROS is not the same as owning the stocks comprising the applicable index or a security directly linked to the performance of such index.
♦	Limited liquidity — No series of ROS will be listed and there will not be an active secondary trading market.
♦	Price prior to maturity — The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the applicable index; the volatility of such index; the composition of such index; the dividend rate on the stocks comprising such index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date since the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the stocks comprising the applicable index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising such index, may adversely affect the market value of the stocks comprising the index, the level of the index, and, therefore, the market value of the applicable series of ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the applicable index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of UBS, will determine the applicable index return and payment at maturity based on the closing level of such index on the final valuation date. The calculation agent can postpone the determination of the index return or the maturity date if a market disruption event occurs and is continuing on a valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding a particular series of ROS. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the applicable series of ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS.

Risks Specific to an investment in the series of ROS linked to the Dow Jones EURO STOXX® Index or the Nikkei® 225 Index.

♦	The Index Return for the Securities will not be adjusted for changes in exchange rates — While the stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated in currencies other than the U.S. dollar, the index returns for each of these series of ROS are not adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index or Nikkei® 225 Index are denominated appreciate or depreciate relative to the U.S. dollar over the term of the ROS linked to such index, you will not receive any additional payment or incur any reduction in payment at maturity.
♦	Non-U.S. Securities Markets Risks — The stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the securities linked to these indices, which may have an adverse effect on the applicable series of ROS.

ROS Linked to S&P 500® Index, Maximum Gain of 26.00%

The Standard and Poor’s 500® Index (the “S&P Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of November 26, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (34); Financials (93); Health Care (51); Industrials (56); Information Technology (70); Materials (29); Telecommunications Services (9); and Utilities (31). The S&P Index is reported on Bloomberg L.P. under the ticker symbol “SPX”.

The graph below illustrate the performance of the S&P Index from 1/31/97 to 11/27/07. The historical levels of the S&P Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P Index closing level on November 27, 2007 was 1428.23

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples are based on a 26.00% maximum gain and a range of S&P Index performance from +40% to –40%. The actual maximum gain for each series will be set on the trade date.

Example 1—On the final valuation date, the S&P Index closes 3% above the S&P Index Starting Level. Since the S&P Index Return is 3%, you will receive three times the S&P Index Return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 × 3 × 3%) = $10 + $.90 = $10.90.

Example 2—On the final valuation date, the S&P Index closes 20% above the S&P Index Starting Level. Since 3× the S&P Index Return of 20% is more than the maximum gain of 26.00%, you will receive the maximum gain of 26.00%, or $12.60 per ROS.

Example 3—On the final valuation date, the S&P Index closes 20% below the S&P Index Starting Level. Since the S&P Index Return is –20% on the final valuation date, your investment will be fully exposed to the decline of the S&P Index and your payment at maturity will be calculated as follows: $10 + ($10 × –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the S&P Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index” beginning on page IS-9 of the Index supplement.

ROS Linked to Dow Jones EURO STOXX 50® Index, Maximum Gain of 29.00%

The Dow Jones EURO STOXX 50® Index (the “EURO STOXX Index”) is sponsored by STOXX Limited. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EURO STOXX® Index,” the EURO STOXX Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The EURO STOXX Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 18 European countries. The EURO STOXX Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The EURO STOXX Index is reported on Bloomberg L.P. under the ticker symbol “SX5E”.

The graph below illustrate the performance of the EURO STOXX Index from 1/31/97 to 11/27/07. The historical levels of the EURO STOXX Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The EURO STOXX Index closing level on November 27, 2007 was 4224.44.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples are based on a 29.00% maximum gain and a range of EURO STOXX Index performance from +40% to –40%. The actual maximum gain for each series will be set on the trade date.

Example 1—On the final valuation date, the EURO STOXX Index closes 4% above the EURO STOXX Index Starting Level. Since the EURO STOXX Index Return is 4%, you will receive three times the EURO STOXX Index Return, or a 12% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 × 3 × 4%) = $10 + $1.20 = $11.20.

Example 2—On the final valuation date, the EURO STOXX Index closes 20% above the EURO STOXX Index Starting Level. Since 3× the EURO STOXX Index Return of 20% is more than the maximum gain of 29.00%, you will receive the maximum gain of 29.00%, or $12.90 per ROS.

Example 3—On the final valuation date, the EURO STOXX Index closes 20% below the EURO STOXX Index Starting Level. Since the EURO STOXX Index Return is –20% on the final valuation date, your investment will be fully exposed to the decline of the EURO STOXX Index and your payment at maturity will be calculated as follows: $10 + ($10 × –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the EuroStoxx Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EuroStoxx50® Index” beginning on page IS-35 of the Index supplement.

ROS Linked to Nasdaq-100 Index® , Maximum Gain of 28.25%

The Nasdaq-100 Index® (the “Nasdaq Index”) The Nasdaq Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market® tier of the National Market System. The Nasdaq Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail and wholesale trade, and biotechnology. It does not contain financial companies including investment companies. The Nasdaq Index was first published in January 1985 and includes companies across a variety of major industry groups. The level of the Nasdaq Index is determined, comprised and calculated by Nasdaq without regard to any Securities linked to the Nasdaq-100 Index. The Nasdaq Index is reported on Bloomberg L.P. under the ticker symbol “NDX”.

The graph below illustrate the performance of the Nasdaq Index from 1/31/97 to 11/27/07. The historical levels of the Nasdaq Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Nasdaq Index closing level on November 27, 2007 was 2033.76.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples are based on a 28.25% maximum gain and a range of Nasdaq Index performance from +40% to –40%. The actual maximum gain for each series will be set on the trade date.

Example 1—On the final valuation date, the Nasdaq Index closes 3% above the Nasdaq Index Starting Level. Since the Nasdaq Index Return is 3%, you will receive three times the Nasdaq Index Return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 × 3 × 3%) = $10 + $.90 = $10.90.

Example 2—On the final valuation date, the Nasdaq Index closes 30% above the Nasdaq Index Starting Level. Since 3× the Nasdaq Index Return of 30% is more than the maximum gain of 28.25%, you will receive the maximum gain of 28.25%, or $12.825 per ROS.

Example 3—On the final valuation date, the Nasdaq Index closes 20% below the Nasdaq Index Starting Level. Since the Nasdaq Index Return is –20% on the final valuation date, your investment will be fully exposed to the decline of the Nasdaq Index and your payment at maturity will be calculated as follows: $10 + ($10 × –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the Nasdaq Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – Nasdaq-100® Index” beginning on page IS-4 of the Index supplement.

ROS Linked to Nikkei® 225 Index, Maximum Gain of 31.85%

The Nikkei® 225 Index (the “Nikkei Index”) is sponsored by Nihon Keizai Shimbun, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Nikkei® 225 Index,” the Nikkei Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that represent a broad cross-section of Japanese industry. All Nikkei Index constituent stocks trade in YEN on the Tokyo Stock Exchange, one of the world’s largest securities exchanges in terms of market capitalization. The 225 companies included in the Nikkei Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/others and Transportation and Utilities. The Nikkei Index is reported by Bloomberg L.P. under ticker symbol “NKY.”

The graph below illustrate the performance of the Nikkei Index from 1/31/07 to 11/27/07. The historical levels of the Nikkei Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Nikkei Index closing level on November 27, 2007 was 15222.85

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples are based on a 31.85% maximum gain and a range of Nikkei Index performance from +50% to –50%. The actual maximum gain for each series will be set on the trade date.

Example 1—On the final valuation date, the Nikkei Index closes 5% above the Nikkei Index Starting Level. Since the Nikkei Index Return is 5%, you will receive five times the Nikkei Index Return, or a 25% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 × 5 × 5%) = $10 + $2.50 = $12.50.

Example 2—On the final valuation date, the Nikkei Index closes 20% above the Nikkei Index Starting Level. Since 5× the Nikkei Index Return of 20% is more than the maximum gain of 31.85%, you will receive the maximum gain of 31.85%, or $13.185 per ROS.

Example 3—On the final valuation date, the Nikkei Index closes 20% below the Nikkei Index Starting Level. Since the Nikkei Index Return is –20% on the final valuation date, your investment will be fully exposed to the decline of the Nikkei Index and your payment at maturity will be calculated as follows: $10 + ($10 × –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the Nikkei Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – Nikkei® 225 Index” beginning on page IS-53 of the Index supplement.

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the applicable index. The terms of the ROS generally will require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to their maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss generally should be long-term capital gain or loss if you held your ROS for more than one year. See additional information under “Supplemental U.S. Tax Considerations” beginning on page PS-24 of the ROS product supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Solutions, Optimization Solutions, Performance Solutions and Leverage Solutions. The ROS are classified by UBS as an Optimization Solution for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Solutions are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Solutions are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Solutions may be structured to provide no principal protection, partial protection, buffer protection or contingent protection.
♦	Performance Solutions are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Solutions may be structured to provide no principal protection, partial protection, buffer protection or contingent protection.
♦	Leverage Solutions are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.